SLAP, INC.

565 Silvertip Road

Canmore, Alberta T1W 3K8

August 1, 2008

Mr. Kristopher Natoli

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C

20549

By Facsimile & Regular Mail

Dear Mr. Natoli:

Re:

SLAP, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed June 17, 2008

File No. 333-151228

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 2 and Amendment No. 3 to our Registration Statement filed on Form S-1.  The electronic copy of this Amendment No. 2 to Registration Statement filed on Form S-1 was filed via Edgar, with a submission date of July 25, 2008 and Amendment #3 was filed with a submission date of August 1, 2008.

Please accept our apologies for the delay in filing a response and Amendment #2 as requested in your letter of June 17, 2008.   As discussed with you on July 25, 2008, the Company did not timely receive the request from legal counsel and has yet to receive in their offices a copy of the June 17, 2008 by mail from your offices.   We received the June 17, 2008 comment letter from legal counsel on July 21, 2008 due to a miscommunication apparently between legal counsel and the staff whereby they believed that the comment letter had been addressed.  Due to the delay in receipt of the comment letter, our financial statement information required to be filed with the amendment was outdated and we had to update the Registration Statement to include the new financial information as well as an update on recent drilling activity on our oil and gas leases.

In conversation on July 25, 2008 it was decided that we would amend the wording as required under your June 17, 2008 letter and refile as Amendment #2 without update of the required financial information and that we would file an Amendment #3 immediately thereafter as soon as we could get auditor consent.

This response letter therefore encompasses Amendment #2 and Amendment #3.

Below are the comments from your comment letter dated June 23, 2008, regarding our Registration Statement filed on Form S-1, each followed by the Company’s responses thereto.

Delaying Amendment

1.

We note your response to prior comment 1.  The language used, however, does not satisfy the requirement of Rule 473(a) of Regulation C.   Please revise your delaying amendment to conform to the language of Rule 473(a) of Regulation C, which is provided below:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine.”

Response

We have included the language detailed above immediately following the Calculation of Registration Fee on Page 2 of our submission cover:

Closing Comments

We have also filed Amendment No 3 on August 1, 2008, which as we discussed includes the required updated financial information including the auditor consent and the update on our oil and gas activities.

As further discussed we would appreciate it if you could fax any further comments to 403 272 3620 and we thank you for this consideration.

We trust that the foregoing is responsive to the staff’s comments.

Sincerely,

SLAP, Inc.

By:

/s/ David Wehrhahn

Name:

David Wehrhahn

Title:

President, Principal Executive Officer

and Member of the Board of Directors

cc:

H. Roger Schwall

W.S. Lawler, Esq.

file